CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT

February 1, 2019

TABLE OF CONTENTS

Page

Section 1 Definitions 1

   1.1   *Certain Definitions* *1*

Section 2 Registration Rights 4

   2.1   *Requested Registration* *4*

   2.2   *Company Registration* *6*

   2.3   *Registration on Form S-3* *7*

   2.4   *Expenses of Registration* *8*

   2.5   *Registration Procedures* *8*

   2.6   *Indemnification* *9*

   2.7   *Information by Holder* *11*

   2.8   *Restrictions on Transfer* *12*

   2.9   *Rule 144 Reporting* *13*

   2.10   *Market Stand-Off Agreement* *14*

   2.11   *Delay of Registration* *14*

   2.12   *Transfer or Assignment of Registration Rights* *14*

   2.13   *Limitations on Subsequent Registration Rights* *15*

   2.14   *Termination of Registration Rights* *15*

Section 3 Covenants of the Company 15

   3.1   *Basic Financial Information and Inspection Rights* *15*

   3.2   *Confidentiality* *15*

   3.3   *Option Vesting* *16*

   3.4   *Board Matters* *16*

   3.5   *Participation in New Securities* *16*

   3.6   *Termination of Covenants* *16*

Section 4 Right of First Refusal to Holders 16

Section 5 Miscellaneous 18

   5.1   *Amendment* *18*

   5.2   *Notices* *19*

   5.3   *Governing Law* *20*

   5.4   *Successors and Assigns* *20*

   5.5   *Entire Agreement* *20*

   5.6   *Delays or Omissions* *20*

   5.7   *Severability* *20*

   5.8   *Titles and Subtitles* *20*

   5.9   *Counterparts* *21*

   5.10   *Telecopy Execution and Delivery* *21*

   5.11   *Jurisdiction; Venue* *21*

   5.12   *Further Assurances* *21*

   5.13   *Termination Upon Change of Control* *21*

   5.14   *Conflict* *21*

CHARRON FAVREAU, S.P.C.
INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "**Agreement**") is made as of February 1, 2019, by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the entities and individuals listed on the Schedule of Investors attached hereto as <u>Exhibit A</u> who have executed this Agreement, whether executing at the Initial Closing or any time thereafter (each an "**Investor**," and collectively the "**Investors**"). Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in Section 1.

RECITALS

WHEREAS, each Investor is a purchaser of Company stock pursuant to any subscription or stock purchase agreement executed by the Company for the sale of Common Stock to the Investor dated on or after February 1, 2019 ("**Purchase Agreement**"), and it is a condition to the closing of the sale of the stock to the Investors that the Investors and the Company execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

Section 1
Definitions

1.1   **Certain Definitions**. As used in this Agreement, the following terms shall have the meanings set forth below:

(a)   "**Affiliate**" shall mean, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including without limitation any general partner, officer, director or manager of such Person and any venture capital investment partnership now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

(b)   "**Commission**" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c)   "**Common Stock**" means the Common Stock of the Company.

(d)   "**Conversion Stock**" shall mean shares of Common Stock issued or issuable, as the context may require, upon conversion of the Stock.

(e)   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(f)   "**Holder**" shall mean any Investor who holds Registrable Securities and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been duly and validly transferred in accordance with Section 0 of this Agreement.

(g)   "**Initial Closing**" shall mean the date of the initial sale of shares of the Company's Stock pursuant to the Purchase Agreement.

(h)   "**Initial Public Offering**" shall mean the closing of the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

(i)   "**Initiating Holders**" shall mean any Holder or Holders who in the aggregate hold more than 50% of the outstanding Registrable Securities.

(j)   "**Investor**" or "**Investors**" has the meaning given in the preamble.

(k)   "**Liquidation Event**" shall mean a merger, share exchange, consolidation or sale of all or substantially all of the assets of the Company or similar transactions pursuant to which the Company's shareholders no longer hold a majority of the voting power of the surviving entity.

(l)   "**New Securities**" shall have the meaning set forth in **Section 4.1(a)** hereto.

(m)   "**Person**" shall mean any individual, corporation, partnership, trust, limited liability company, association, or other entity.

(n)   "**Purchase Agreement**" shall have the meaning set forth in the Recitals hereto.

(o)   "**Qualified Public Offering**" shall mean an underwritten or institutionally placed initial public offering pursuant to an effective registration statement filed under the Securities Act or the comparable laws of the relevant jurisdiction, covering the offer and sale of Common Stock, provided that the offering price per share is greater than or equal to $5.00 (adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification, or other similar event) and the aggregate gross proceeds to the Company are not less than $15,000,000.

(p)   "**Registrable Securities**" shall mean (i) shares of Common Stock issued, or issuable pursuant to the conversion of the Shares and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in (i) above; provided, however, that Registrable Securities shall not include (x) any shares of Common Stock described in clause (i) or (ii) above which have previously been registered or which have been sold to the public either pursuant to a registration statement or Rule 144, (y) which have been sold in a private transaction in which the transferor's rights under this Agreement are not validly assigned in accordance with this Agreement, or (z) shares held by any holder of less than 1% of the outstanding Common Stock of the Company if such shares are available for sale pursuant to Rule 144 (except to the extent the right of the holder of such securities to sell such securities is limited by Section 2.10 of this Agreement).

(q)   The terms "**register**," "**registered**," and "**registration**" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

(r)   "**Registration Expenses**" shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees; printing expenses; escrow fees; fees and disbursements of counsel for the Company and up to $25,000 for one special counsel for the Holders; blue sky fees and expenses; and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses; fees and disbursements of other counsel for the Holders; or the compensation of regular employees of the Company, which employee compensation shall be paid in any event by the Company.

(s)   "**Restricted Securities**" shall mean any Registrable Securities required to bear the first legend set forth in Section 2.8(c) hereof.

(t)   "**Rule 144**" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(u)   "**Rule 145**" shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(v)   "**Rule 415**" shall mean Rule 415 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(w)   "**Securities Act**" shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(x)   "**Selling Expenses**" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of one special counsel to the Holders included in Registration Expenses).

(y)   "**Stock**" shall mean shares of equity securities issued by the Company, including common stock and preferred stock, if any.

(z)   "**Shares**" shall mean the shares of the Company's Common Stock issued pursuant to the Company's 2018 Common Stock issuances and offerings, and pursuant to any purchase agreement for the sale thereof execute by the Company.

(aa)   "**Short Form**" shall mean Form S-3, or any successor or comparable form, as promulgated by the Commission for a public offering of securities by a company with a class of security previously listed for public resale, or the comparable form of the relevant jurisdiction or exchange.

(bb) "**Withdrawn Registration**" shall mean a forfeited demand registration under Section 2.1 in accordance with the terms and conditions of Section 2.4.

Section 2
Registration Rights

2.1 **Requested Registration.**

(a) **Request for Registration.** Subject to the conditions set forth in this Section 2.1, if the Company shall receive from Initiating Holders a written request signed by such Initiating Holders that the Company effect any registration with respect to at least 20% of the Registrable Securities, or such lesser number of shares as shall have an aggregate price to the public of at least $5 million (such request shall state the number of shares of Registrable Securities to be disposed of by such Initiating Holders), the Company will:

(i) promptly give written notice of the proposed registration to all other Holders; and

(ii) as soon as practicable, file and use its commercially reasonable efforts to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) and to permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 20 days after such written notice from the Company is mailed or delivered.

(b) **Limitations on Requested Registration.** The Company shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 2.1:

(i) Prior to six (6) months following the effective date of the first registration statement filed by the Company covering an underwritten offering of any of its securities to the general public;

(ii) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Company is already subject to service in such jurisdiction and except as maybe required by the Securities Act;

(iii) After the Company has initiated two such registrations pursuant to this Section 2.1;

(iv) During the period starting with the date 60 days prior to the Company's good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or

(v) If the Initiating Holders propose to dispose of shares of Registrable Securities which may be immediately registered on a Short Form pursuant to a request made under Section 2.3 hereof.

(c) **Deferral**. If (i) in the good faith judgment of the Board of Directors of the Company, the filing of a registration statement covering the Registrable Securities would be materially detrimental to the Company and the Board of Directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(iv) above) the Company shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the Initiating Holders, and, provided further, that the Company shall not defer its obligation in this manner more than twice in any 12 month period.

(d) **Underwriting**. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.1 and the Company shall include such information in the written notice given pursuant to Section 2.1(a)(i). In such event, the right of any Holder to include all or any portion of its Registrable Securities in such registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities to the extent provided herein. If the Company shall request inclusion in any registration pursuant to Section 2.1 of securities being sold for its own account, or if other persons shall request inclusion in any registration pursuant to Section 2.1, the Initiating Holders shall, on behalf of all Holders, offer to include such securities in the underwriting and such offer shall be conditioned upon the participation of the Company or such other persons in such underwriting and the inclusion of the Company's and such person's other securities of the Company and their acceptance of the further applicable provisions of this Section 2 (including Section 2.10). The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by the Company, which underwriters are reasonably acceptable to a majority-in-interest of the Initiating Holders.

(e) **Allocations**. Notwithstanding any other provision of this Section 2.1, if the underwriters advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Securities that may be so included shall be allocated as follows: (i) first, among all Holders requesting to include Registrable Securities in such registration statement based on the pro rata percentage of Registrable Securities held by such Holders, assuming conversion; and (ii) second, to the Company, which the Company may allocate, at its discretion, for its own account, or for the account of other holders or employees of the Company.

(f)   **Exclusions**. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall be excluded therefrom by written notice from the Company, the underwriter or the Initiating Holders. The securities so excluded shall also be withdrawn from registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall also be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares to be included in such registration was previously reduced as a result of marketing factors pursuant to this Section 2.1, then the Company shall then offer to all Holders who have retained rights to include securities in the registration the right to include additional Registrable Securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among such Holders requesting additional inclusion, as set forth above.

2.2   Company Registration.

(a)   **Company Registration**. If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders, other than a registration pursuant to Section 2.1 or 2.3, a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other Rule 145 transaction, a registration relating solely to a transaction on Form S-4, Form S-8, or similar forms that may be promulgated in the future, or a registration on any registration form that does not permit secondary sales, the Company will:

(i)   promptly give written notice of the proposed registration to all Holders; and

(ii)   use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.2(b) below, and in any underwriting involved therein, all of such Registrable Securities as are specified in a written request or requests made by any Holder or Holders received by the Company within 10 days after such written notice from the Company is mailed or delivered. Such written request may specify all or a part of a Holder's Registrable Securities.

(b)   **Underwriting**. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders of securities of the Company with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

(c)   **Allocations**. Notwithstanding any other provision of this Section 2.2, if the underwriters advise the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the underwriters may (subject to the limitations set forth below) limit the number of Registrable Securities to be included in, the registration and underwriting; provided that the Registrable Securities may not be limited to less than 25% of the total offering unless the offering is a Qualified Public Offering. The Company shall so advise all holders of securities requesting registration. In the event of such marketing limitations, each Holder shall have the right to include shares on a pro rata basis as among all Holders and to include shares in preference to any other holders of the Common Stock.

(d) **Exclusions**. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall also be excluded therefrom by written notice from the Company or the underwriter. The Registrable Securities or other securities so excluded shall also be withdrawn from such registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

(e) **Right to Terminate Registration**. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

(f) **Additional Registration Rights**. The Company shall not grant additional registration rights pursuant to this Section 2.2 without the consent of Holders of at least 50% of the Registrable Securities; provided that the Company reserves the right to extend *pari passu* registration rights and rights of participation to purchase a percentage of any offering of new securities of the Company to holders of any class or series of its equity securities in exchange for (i) a 180-day "market standoff" provision, as described in Section 2.10 and (ii) a right of first refusal to acquire all securities proposed to be transferred or sold by such equity security holder, as described in the Right of First Refusal and Co-Sale Agreement.

2.3 Short Form Registration.

(a) **Request for Form S-3 Registration**. After its initial public offering, the Company shall use its commercially reasonable efforts to qualify for Short Form registration on Form S-3 or any comparable or successor form or forms as available in the relevant jurisdiction. After the Company has qualified for Short Form registration, in addition to the rights contained in the foregoing provisions of this Section 2 and subject to the conditions set forth in this Section 2.3, if the Company shall receive from Holders of Registrable Securities a written request that the Company effect any Short Form registration with respect to all or part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders), the Company will take all such action with respect to such Registrable Securities as required by Section 2.1(a)(i).

(b) **Limitations on Short Form Registration**. The Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2.3:

(i) If the Holders, together with the holders of any other securities of the Company entitled to inclusion in such Short Form registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000; or

(ii)   If, in a given twelve-month period, the Company has effected two (2) such registrations in such period.

(c)   **Deferral**. If (i) in the good faith judgment of the Board of Directors of the Company, the filing of a Short Form registration statement would be materially detrimental to the Company and the Board of Directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(iv) above) the Company shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the Initiating Holders, and, provided further, that the Company shall not defer its obligation in this manner more than once in any twelve-month period.

(d)   **Underwriting**. If the Holders of Registrable Securities requesting Short Form registration under this Section 2.3 intend to distribute the Registrable Securities covered by their request by means of an underwriting, the provisions of Sections 2.1(d), (e), and (f) shall apply to such registration. Notwithstanding anything contained herein to the contrary, registrations effected pursuant to this Section 2.3 shall not be counted as requests for registration or registrations effected pursuant to Section 2.1.

2.4   **Expenses of Registration**. All Registration Expenses incurred in connection with registrations pursuant to Sections 2.1, 2.2, and 2.3 hereof shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.1 and 2.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or because a sufficient number of Holders shall have withdrawn so that the minimum offering conditions set forth in Sections 2.1 and 2.3 are no longer satisfied (in which case all participating Holders shall bear such expenses pro rata among each other based on the number of Registrable Securities requested to be so registered), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to a demand registration pursuant to Section 2.1. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the holders of securities included in such registration pro rata among each other on the basis of the number of Registrable Securities so registered.

2.5   **Registration Procedures**. In the case of each registration effected by the Company pursuant to Section 2, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its commercially reasonable efforts to:

(a)   Keep such registration effective for a period of ending on the earlier of the date which is 120 days from the effective date of the registration statement or such time as the Holder or Holders have completed the distribution described in the registration statement relating thereto.

(b)   Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subsection (a) above;

(c)   Furnish such number of prospectuses, including any preliminary prospectuses, and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

(d)   Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdiction as shall be reasonably requested by the Holders; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e)   Notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing, and following such notification promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing;

(f)   Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(g)   Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

(h)   In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 2.1 hereof, enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains reasonable and customary provisions, and provided further, that each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.6   Indemnification.

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its officers, directors and partners, legal counsel, and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification, or compliance has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification, or compliance, and the Company will reimburse each such Holder, each of its officers, directors, partners, legal counsel, and accountants and each person controlling such Holder, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action; provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or action arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such Holder, any of such Holder's officers, directors, partners, legal counsel or accountants, any person controlling such Holder, such underwriter or any person who controls any such underwriter and stated to be specifically for use therein; and provided, further that, the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b)   To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, partners, legal counsel, and accountants and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder, and each of their officers, directors, and partners, and each person controlling such Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any such registration statement, prospectus, offering circular, or other document, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such Holders, directors, officers, partners, legal counsel, and accountants, persons, underwriters, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided that in no event shall any indemnity under this Section 2.6 exceed the net proceeds from the offering received by such Holder.

(c)   Each party entitled to indemnification under this Section 2.6 (the "**Indemnified Party**") shall give notice to the party required to provide indemnification (the "**Indemnifying Party**") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)   If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

2.7   Information by Holder. Each Holder of Registrable Securities shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Section 2.

2.8 Restrictions on Transfer.

(a) The holder of each certificate representing Registrable Securities by acceptance thereof agrees to comply in all respects with the provisions of this Section 2.8. Each Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Restricted Securities, or any beneficial interest therein, unless and until (x) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Restricted Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including, without limitation, this Section 2.8 and Section 2.10, except for transfers permitted under Section 2.8(b), and (y):

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) such Holder shall have given prior written notice to the Company of such Holder's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, such Holder shall have furnished the Company, at its expense, with (i) an opinion of counsel, reasonably satisfactory to the Company, to the effect that such disposition will not require registration of such Restricted Securities under the Securities Act or (ii) a "no action" letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the Holder to the Company. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

(b) Permitted transfers include (i) a transfer not involving a change in beneficial ownership, or (ii) in transactions involving the distribution without consideration of Restricted Securities by any Holder to any of its Affiliates, partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, (iii) transfers in compliance with Rule 144(k), as long as the Company is furnished with satisfactory evidence of compliance with such Rule, or (iv) a transfer or transfers whereby the transferee is acquiring at least 100,000 shares of the transferor's Registrable Securities; provided, in each case, that the Holder thereof shall give prior written notice to the Company of such Holder's intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

(c) Each certificate representing Registrable Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE

"ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD OF UP TO 180 DAYS IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTORS RIGHTS AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Holders consent to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer established in this Section 2.8.

(d)   The first legend referring to federal and state securities laws identified in Section 2.8(c) hereof stamped on a certificate evidencing the Restricted Securities and the stock transfer instructions and record notations with respect to such Restricted Securities shall be removed and the Company shall issue a certificate without such legend to the holder of such Restricted Securities if (i) such securities are registered under the Securities Act, or (ii) such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale or transfer of such securities may be made without registration under the Securities Act, or (iii) such holder provides the Company with reasonable assurances, which may, at the option of the Company, include an opinion of counsel satisfactory to the Company, that such securities can be sold pursuant to Section (k) of Rule 144 under the Securities Act.

2.9   Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a)   Make and keep public information regarding the Company available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after 90 days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b)   File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

(c)   So long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after 90 days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

2.10 **Market Stand-Off Agreement**. Each Holder hereby agrees that such Holder shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the 180 day period following the effective date of a Qualified Public Offering (the "**Lock-Up Period**"), provided that all officers and directors of the Company (and related persons) are bound by and have entered into similar agreements and the Company uses all reasonable efforts to obtain similar covenants from all holders of at least 1% of the Company's voting securities. If (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or event, as applicable, unless the Company waives, in writing, such extension. The obligations described in this Section 2.10 shall not apply to a registration relating solely to employee benefit plans, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each such certificate with the second legend set forth in Section 2.8(c) hereof with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of the Lock-Up Period.

2.11 **Delay of Registration**. No Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.12 **Transfer or Assignment of Registration Rights**. The rights to cause the Company to register securities granted to a Holder by the Company under this Section 2 may be transferred or assigned by a Holder to (i) any of a Holder's Affiliates, partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, or a transfer not involving a change in beneficial ownership, or (ii) a transferee or assignee of not less than 100,000 shares of the Company's outstanding capital stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like); provided that (i) such transfer or assignment of Registrable Securities is effected in accordance with the terms of Section 2.8 hereof, the Right of First Refusal and Co-Sale Agreement, and applicable securities laws, (ii) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such registration rights are intended to be transferred or assigned and (iii) the transferee or assignee of such rights assumes in writing the obligations of such Holder under this Agreement, including without limitation the obligations set forth in Section 2.10.

2.13 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of a majority in interest of the Holders, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are pari passu with or senior to the registration rights granted to the Holders hereunder.

2.14 Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to Section 2.1, 2.2, or 2.3 shall terminate on the earlier of (i) such date, on or after the closing of the Company's first registered public offering of Common Stock, on which all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any 90-day period, and (ii) five years after the closing of a Qualified Public Offering.

Section 3
Covenants of the Company

The Company hereby covenants and agrees, as follows:

3.1 Basic Financial Information and Inspection Rights.

(a) **Basic Financial Information.** Upon request, the Company shall deliver within 120 days after the end of each fiscal year of the Company to each Holder who then owns at least 100,000 shares of Common Stock, Stock of the Company, or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like) (each, a "**Major Holder**" and collectively, the "**Major Holders**") an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and unaudited consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such year, prepared in accordance with U.S. generally accepted accounting principles consistently applied. These rights shall terminate upon a Qualified Public Offering.

(b) **Inspection Rights.** The Company shall permit each Major Holder, at such Major Holder's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances, and accounts with its officers, all at such reasonable times and during normal business hours, as may be requested by such Major Holder.

3.2 Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Holder by reason of this Agreement shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights of Section 3 in respect of any Holder whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of more than 10% of the outstanding debt or equity securities of a competitor (collectively, a "**Competitor**"); provided, however, that the parties agree that a Holder shall not be considered a Competitor for this purpose solely because the Holder is a venture capital investment partnership that has made portfolio investments in one or more companies that compete with the Company unless the Board of Directors of the Company acting in good faith so determines. Each Holder acknowledges that the information received by them pursuant to this Agreement may be confidential and for its use only, and it will not use such confidential information in violation of the Exchange Act or reproduce, disclose, or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information and its attorneys) except in connection with the exercise of rights under this Agreement, unless the Company has made such information available to the public generally.

3.3   Option Vesting. Unless otherwise authorized by the Board of Directors of the Company, all stock options, stock appreciation rights, or other equity-based awards issued or granted by the Company to employees, directors, consultants, and other service providers shall be subject to vesting over a four-year period with no vesting to occur during the initial 12 months following issuance or grant.

3.4   Board Matters. The Company shall use commercially reasonable efforts to ensure that the Board of Directors meets at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors. The Company shall cause to be established, as soon as practicable, and will maintain, an audit and compensation committee, each of which shall consist solely of non-management directors.

3.5   Participation in New Securities. Each Investor shall have a right of participation to purchase any New Securities (as defined in Section 4(b) below) offered by the Company in the same proportion that the number of shares held by Investor (on an as-converted basis) holds to the total number of shares then outstanding. Such right shall terminate immediately prior to closing of a Qualified Public Offering or on a Liquidation Event.

3.6   Termination of Covenants. The covenants set forth in this Section 3 shall terminate and be of no further force and effect upon the earlier to occur of the closing of a Qualified Public Offering and a Liquidation Event.


Section 4
Right of First Refusal to Holders


(a)   The Company hereby grants to each Holder who owns any Shares or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits and the like), the right of first refusal to purchase its pro rata share of New Securities (as defined in Section 4(b) below) that the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Holder's pro rata share, for purposes of this right of first refusal, is equal to the ratio of (a) the number of Shares owned by such Holder immediately prior to the issuance of New Securities (assuming full conversion of the Shares) to (b) the total number of Shares and Common Stock outstanding immediately prior to the issuance of New Securities (assuming full conversion of the Shares). Such right shall terminate immediately prior to closing of a Qualified Public Offering or on a Liquidation Event.

(b)   "**New Securities**" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities; options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; provided that the term "**New Securities**" does not include:

(i)   the Shares, except to the extent that the Company offers more than 11 million Shares in the aggregate, each Holder will have the right to participate on a pro rata basis;

(ii)   securities issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to stock grants, option plans, purchase plans, agreements, or other employee stock incentive programs or arrangements approved by the Board of Directors of the Company;

(iii)   securities issued pursuant to the conversion or exercise of any outstanding convertible or exercisable securities as of this date of this Agreement;

(iv)   securities issued or issuable as a dividend or distribution on Shares or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f), or 4(g) of the Certificate of Incorporation of the Company;

(v)   securities offered pursuant to a bona fide, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act pursuant to which all outstanding Shares are automatically converted into Common Stock pursuant to an Automatic Conversion Event (as defined in the Certificate of Incorporation of the Company);

(vi)   securities issued or issuable pursuant to the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Company;

(vii)   securities issued or issuable to banks, equipment lessors, or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Board of Directors of the Company;

(viii)   securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing, or other similar agreements or strategic partnerships approved by the Board of Directors of the Company;

(ix)   securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Company;

(x)   securities of the Company that are otherwise excluded by the affirmative unanimous vote of the Board of Directors of the Company; and

(xi)   any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (x) above.

(c)   In the event the Company proposes to undertake an issuance of New Securities, it shall give each Holder written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Holder shall have 10 days after any such notice is mailed or delivered to agree to purchase such Holder's pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

(d)   In the event the Holders fail to exercise fully the right of first refusal within said 10 day period (the "**Election Period**"), the Company shall have 90 days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within 90 days from the date of said agreement) to sell that portion of the New Securities with respect to which the Holders' right of first refusal option set forth in this Section 4 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Holders delivered pursuant to Section 4(c). In the event the Company has not sold within such 90-day period following the Election Period, or such 90-day period following the date of said agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Holders in the manner provided in this Section 4.

(e)   The right of first refusal granted under this Agreement shall expire upon, and shall not be applicable to the first to occur of (x) the Company's Initial Public Offering, (y) a Liquidation Event, or (z) five years after the date of this Agreement.

Section 5
Miscellaneous

5.1   Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and Holders of a majority in interest of Common Stock held Investors; provided, however, that Holders purchasing shares of Stock in a Closing after the Initial Closing (each as defined in the Purchase Agreement) may become parties to this Agreement as Investors, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Holder. Any such amendment, waiver, discharge, or termination effected in accordance with this paragraph shall be binding upon each Holder and each future holder of all such securities of Holder. Each Holder acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to the Purchase Agreement (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Holder under this Agreement.

5.2 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

(a) personal delivery to the party to be notified;

(b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day;

(c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

(d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the respective parties at their addresses as set forth on the signature page hereto as reflected in the official shareholder records of the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, it shall be sent to the address for notices set forth on the execution page hereof or at such other address as the Company shall have furnished to the Investor, with a copy to G. Scott Greenburg, FarPoint Venture Law PC, 2604 3rd Ave, Suite 100, Seattle WA 98121.

With respect to any notice given under or other communication in connection with this Agreement, any provision of the Washington General Corporation Law, the Restated Certificate, the Company's bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company, its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photo optical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number, or other means of electronic contact supplied by Investor and accurately entered in the Company's records. In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving, or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the California Corporations Code regarding notice via electronic transmission;

(ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

5.3   Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Washington without regard to principles of conflicts of law.

5.4   Successors and Assigns. This Agreement, and any and all rights, duties, and obligations hereunder, shall not be assigned, transferred, delegated, or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate, or sublicense any rights, duties, or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

5.5   Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

5.6   Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power, or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

5.7   Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void, or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void, or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

5.8   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections and paragraphs shall, unless otherwise provided, refer to sections and paragraphs hereof.

5.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

5.10   Telecopy Execution and Delivery. A facsimile, telecopy, or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy, or other reproduction hereof.

5.11   Jurisdiction; Venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in the State of Washington (or in the event of exclusive federal jurisdiction, the courts of the District of Washington).

5.12   Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

5.13   Termination Upon Change of Control. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon (a) a Liquidation Event; or (b) a sale, lease, or other conveyance of all substantially all of the assets of the Company.

5.14   Conflict. In the event of any conflict between the terms of this Agreement and the Company's Certificate or its Bylaws, the terms of the Company's Certificate or its Bylaws, as the case may be, will control.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, this Investors' Rights Agreement is executed as of the date first written above.

"COMPANY"

CHARRON FAVREAU, S.P.C., a Washington Social Purpose Corporation

By: ____________________________
Kurt Charron, CEO

INVESTORS:

____

and as listed on attached signature Pages/Schedule of Investors:

(Signature Page to Investors Rights Agreement)

INVESTOR SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT DATED FEBRUARY 1, 2019
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED FEBRUARY 1, 2019
VOTING AGREEMENT DATED FEBRUARY 1, 2019

The undersigned Investor hereby executes this signature page and in doing so acknowledges receipt and review of the Charron Favreau, S.P.C. 2019 Confidential Offering Materials, confirms the undersigned's prior execution of a purchase agreement to purchase the number of shares of Common Stock of Charron Favreau, S.P.C. listed below, and agrees to the terms of the above listed Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement.

Date: _____

Number of Shares:

INVESTOR:

_____
(Print name of individual or entity investing)

_____
*(Signature of individual Investor or
authorized representative)*

Name & Title: _____
(If authorized representative)

Address:

Phone:

Email:

Investor Signature Page—Charon Favreau Common Stock

EXHIBIT A

SCHEDULE OF INVESTORS